Seabridge Gold Inc.


January 12, 2009


United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington D.C., USA
20549-7010

Attention: Douglas Brown


Re:      Seabridge Gold Inc.
         Your letter dated December 23, 2008


Dear Sirs;

We hereby respond to the comments made in your letter dated December 23, 2008 regarding our Form 20-F filing for the year ended December 31, 2007, in the matching order of the comments. Based upon telephone conversations between our counsel and Douglas Brown of your office, our time to respond to your letter was extended to January 23, 2009. For your convenience, a copy of your December 23, 2008 letter is attached hereto.

     1. We confirm that the Commission file number on the cover of our 2008 Form 20-F and other applicable SEC reports we hereafter file shall be 1-32135, instead of 0-50657.

     2. We do not believe any reconciliation is needed between the title of this risk factor and the information given in the body of the risk factor. The title was intended as a headline to convey to a reader that our operations contain significant uninsured risks. The clause in the title "as the Company maintains no insurance against its operations" was to convey that there are significant business risks in the our exploration activities, such as not finding significant amounts of ore, or that the ore found is uneconomic to mine, or the price of gold diminishes significantly, which are uninsured. These types of risks and the attendant liabilities are mentioned in the first paragraph. The second paragraph mentions the $5 million insurance policy - which is for bodily injury and property damage claims with usual exclusions - to show that we are not "self-insured" and also that the insurance would not cover major catastrophes or special operating risks. However, understanding there could possibly be confusion, we will delete the clause "as the Company maintains no insurance against its operations" from future disclosure of our risk factors.

     3.   We assume that the reference for this comment should be Item 6.C.3.
          Item 6.C. requests certain information about Board practices, including the names of the committee members, "unless otherwise specified." We have interpreted "unless

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       106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
   Telephone: (416) 367-9292 Facsimile: (416) 367-2711 info@seabridgegold.net
                              www.seabridgegold.net


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          otherwise specified" as meaning that the information  does not appear elsewhere in the report. The names of the members of the committees are disclosed in Item 6.A. in Table No. 5 on page 49 by reference to the notes to such Table which separately show each Board committee.

     4. The two management transactions disclosed in Item 5.B.on page 47 under "Related Party Transactions" but not also included in Item 7.B. [Interest of Management in Certain Transactions] on page 59 was because those transactions were for consulting fees and those amounts were included in the "Other Compensation" column in Table No. 7, Summary Compensation Table in Item 6.B. on page 53. The components of the "Other Compensation" column are explained in note (5) to Table No. 7 as consulting fees, bonuses and directors fees. The $360,000 consulting fee is clearly tied to James Anthony, Chairman. It is noted that Instruction No. 1 to Item 7.B. calls for information material to the company or of transactions that are unusual in their nature or condition. The other consulting fee was $33,600. Using the SEC disclosure regulations under Regulation S-K as a guide, the dollar threshold in Item 4.04 (a) for related party disclosure is $120,000.

     5. We do not believe a cross-reference is needed in Item 15 to the information about Internal Controls over Financial Reporting in Item 5.B. on page 46 as the information in Item 15 covers the same information and is more explanatory than what appears on page 46. The evaluation referred to on page 46 was conducted under Multilateral Instrument No. 52-109 of the Canadian Securities Administrators as part of the our MDA discussion under Canadian accounting principles, while the evaluation referred to in Item 15 was in accordance with rules under the US Securities Exchange Act of 1934. Each of these disclosures was to fulfill a particular regulatory purpose. We will consider the need for cross-referencing such disclosures in future Forms 20-F based upon the nature of the disclosures in such reports.

     6. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles. We attempted to make clear that the general reference to GAAP in the Exhibit 12 certifications was to Canadian GAAP. However, we now understand the instructions to Form 20-F require the certifications conform to the exact language of the instructions to Exhibits to Form 20-F, regardless of which GAAP standard is followed. Our future Item 12 certifications will be worded exactly as set forth in the instructions to Exhibit 12.


In addition to the points above and further to your letter, the Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Based on your comments and our replies, we are submitting this letter along with your letter on EDGAR in conjunction with our Form 20-F for the year ended December 31, 2007, and


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     we undertake to incorporate your comments as applicable in our December 31,
     2008 Form 20-F as described herein and other SEC reports.

     Should you have any questions about the responses in this letter, please contact our US securities counsel Bruce Rich at 212-238-8895 or the undersigned.


Yours truly,

/s/Roderick Chisholm
Roderick Chisholm
Corporate Secretary